Exhibit 99.1

SAI.TECH Announces its subsidiary BOLTBIT to Participate in The Ethereum Community Conference (“EthCC”) Side Event Party

SINGAPORE, July 18, 2023 (GLOBE NEWSWIRE) -- SAI.TECH Global Corporation (“SAI.TECH” or “SAI” or the “Company”, NASDAQ: SAI), today announced that its subsidiary Boltbit Limited (doing business as “BOLTBIT”) will participate in The Ethereum Community Conference (“EthCC”) side event party. This event, to be held in the heart of Paris on July 18th, will attract project enthusiasts and cryptocurrency lovers from around the world, providing them with a unique social gathering to foster deep connections and meaningful interactions.

The EthCC side event party is part of EthCC Week, which took place from July 17th to 20th in Paris. EthCC Week is a time of inclusivity, educational gatherings, and celebratory events, bringing together over 250 speakers and participants from various corners of the globe. The EthCC side event party is one of the highlights of EthCC Week, offering a series of side events, gatherings, panel discussions, and parties. The afterparty presented by BOLTBIT along with other co-hosts, offers a vibrant atmosphere and seamless accessibility from the conference venue. It serves as a platform for attendees to connect with active communities, crypto enthusiasts, and influential investors.

As one of the co-hosts, BOLTBIT will contribute as a keynote speaker, and perform other co-hosting responsibilities. Throughout the event, BOLTBIT will introduce its in-development all-in-one application “SATX”, and discuss the development and application of AI technology in content generation and information filtering. Additionally, it will deliver a keynote speech addressing the themes of security, efficiency, and scalability of the Lightning Network. BOLTBIT aims to demonstrate its achievements in building the next generation social payment applications and the contribution to the advancement of the Web3 ecosystem.

BOLTBIT's COO, Haru Han, emphasized the importance of participating in the EthCC, “Participating in this event provides BOLTBIT with a valuable opportunity to engage with project enthusiasts and cryptocurrency lovers from around the world. Through active participation in discussions, sharing experiences, and showcasing our innovative products, we can further drive the development of Web3, strengthen partnerships, and demonstrate BOLTBIT's mission and accomplishments in the building of AI and Lightning Network applications.”

Event Agenda:

•	Date: July 18, 2023
•	Time: 7:00 PM to 11:00 PM
•	Venue: 9 rue Coquillière, 75001 Paris, France

About BOLTBIT
BOLTBIT is a cloud computing service and application platform that focuses on AI and BTC Lightning Network technology. It is committed to improving information processing and generation efficiency through AI technology and providing users with secure, efficient, and scalable payment solutions through the BTC Lightning Network. BOLTBIT's planned product matrix includes BoltGPU, an AI cloud computing platform for model training and inference developers; BoltSAT, a BTC cloud computing platform for institutional investors, and SATX, an all-in-one mobile application targeted towards emerging economies. To learn more about BOLTBIT, please visit https://sai.tech/boltbit/ for more information.

About SAI.TECH
SAI.TECH is a Nasdaq-listed (SAI) company headquartered in Singapore. SAI is dedicated to providing a zero-carbon energy system (HEATNUC) based on Small Modular Reactor, providing clean computing services based on liquid cooling and chip waste heat utilization technology (ULTIAAS), and providing cloud computing services based on blockchain and AI technology (BOLTBIT).

In May 2022, SAI became a publicly traded company under the new ticker symbol “SAI” on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation (“TradeUP”). For more information on SAI.TECH, please visit https://sai.tech/.

Forward looking Statements:
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